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                                                                    EXHIBIT 99.2

                                 COROMED, INC.

                                __________, 1997

To Our Stockholders:

     A Special Meeting (the "Special Meeting") of stockholders of Coromed, Inc. ("Coromed"), will be held on ________, 1997, at _____(A.M./P.M.) local time at the _______________________ located at _______________.


     The purpose of the Special Meeting is to consider and vote upon a proposal to approve and adopt an Amended and Restated Agreement and Plan of Merger, dated as of August 19, 1997 as amended as of November 4, 1997(the "Merger Agreement"), pursuant to which Coromed Acquisition Corporation ("Merger Sub"), a wholly-owned subsidiary of Omnicare, Inc. ("Omnicare"), will be merged with and into Coromed and Coromed will become a wholly-owned subsidiary of Omnicare (the "Merger"). If the Merger is consummated, all holders of the common stock, par value $.01 per share of Coromed ("Coromed Common Stock"), and of options to acquire Coromed Common Stock ("Coromed Options") will receive shares of the common stock, par value $1.00 per share, of Omnicare ("Omnicare Common Stock"), with an aggregate total value equivalent to $15,000,000, calculated as set forth in the Merger Agreement. The number of shares of Omnicare Common Stock to be received for each share of Coromed Common Stock and Coromed Option will be determined through an exchange ratio calculated using the closing sale price of Omnicare Common Stock on each of the five consecutive trading days immediately preceding the second trading day prior to the closing date of the Merger ("Average Closing Price"), provided that in the event that the Average Closing Price per share of Omnicare Common Stock is $21-1/8 or lower, 37-1/8 or higher, then for purposes of calculating the exchange ratio, the Average Closing Price will be deemed to be $21-1/8 or $37-1/8, as the case may be.


     The Board of Directors of Coromed has unanimously approved the proposed Merger, and recommends that you vote FOR the proposal presented at the Special Meeting. The directors and executive officers of Coromed, who hold, in the aggregate, approximately 60% of the outstanding Coromed Common Stock, have entered into an agreement with Omnicare pursuant to which they have agreed, among other things, to vote their shares of Coromed Common Stock for approval and adoption of the Merger Agreement.

     Enclosed is a Notice of Special Meeting and a Proxy Statement/Prospectus containing detailed information concerning the Merger. We urge you to review carefully the Proxy Statement/Prospectus, including the discussion of "RISK FACTORS" contained therein, and its accompanying Appendices. All stockholders are encouraged to attend the Special Meeting. However, to assure your representation at the Special Meeting, please sign, date and return the accompanying proxy in the enclosed postage prepaid envelope. If you are able to attend the Special Meeting, you may, if you wish, vote your shares in person.

     Holders of shares of Coromed Common Stock have the right to dissent from the Merger and demand appraisal of, and payment for, their shares of Coromed Common Stock by following the procedures set forth in Section 262 of the Delaware General Corporation Law, a
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copy of which is attached as Appendix C to,
and summarized under "THE MERGER - Appraisal Rights" in, the Proxy Statement/Prospectus.

     You should not return any certificate of Coromed Common Stock or form of unexercised Coromed Option grant held by you at this time. Instructions and documents for sending such certificates or forms will be forwarded as described in the Proxy Statement/Prospectus.



                                        Sincerely yours,



                                        Dale B. Evans, Ph.D.
                                        President and Chief Executive Officer
                                        COROMED, INC.
                                        Rensselaer Technology Park
                                        185 Jordan Road
                                        Troy, New York 12180-8343

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